December 22, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Vapetek, Inc.

Form 8-K/A

Filed December 12, 2014

File No. 000-54994

To the men and women of the SEC:

On behalf of Vapetek, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated December 19, 2014 addressed to Mr. Andy Michael Ibrahim, the Company’s Chief Executive Officer, with respect to the Company’s filing of its 8-K/A on December 12, 2014.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

 Note 4 – Related party transactions, page 10

1. We note your response to comment 10 in our letter dated November 7, 2014. Please expand the disclosure to state whether the prices you charge for your products are the same for sales to West Coast as sales to unrelated parties, if applicable. If the pricing of transactions with West Coast are different than similar products to unrelated third party, please expand the disclosure to describe how the prices by Vapetek to West Coast were determined. Please also expand the disclosures in Risk Factors on page 17, accordingly.

COMPANY RESPONSE

The following has been added to page 38 of the Form 8-K regarding the SEC’s request for us to add expanded disclosure: “We determine the price of our products based on a percentage markup, the percentage is 10% - 100% depending on what the product is, if it's eliquid than the markup is typically 20% markup and up to 100%, if it's hardware it's typically 10% markup to West Coast Vape Supply. The same markup applies to all of our customers within the USA however, it may vary for customers outside the USA. We currently only charge customers who are outside of the USA a different price due to the logistics and competition in that country. Currently, that markup is between 60-100% from the purchase price to foreign countries. Thus far we have only had international relations with a customer in Japan in which the previous percentages have been applied.”

Additionally a risk factor has been added on page 17 of the 8-K. It is as follows:

The price of our products has been arbitrarily determined based on a percentage markup, and it is possible that these prices may not be ideal for the current market, particularly in countries outside the United States, and this could lead to the company making fewer sales than anticipated which would adversely affect our business.

We determine the price of our products based on a percentage markup, the percentage is 10% - 100% depending on what the product is. If it's eliquid then the markup is typically 20% and can be up to 100%, if it's hardware then the markup is typically 10% to West Coast Vape Supply. The same markup applies to all of our customers within the USA however, it may vary for customers outside the USA. We currently only charge customers who are outside of the USA a different price due to the competition and logistics of the company in question on a case by case basis. Currently, that markup is between 60-100% from the purchase price to foreign countries. Thus far we have only had international relations with a customer in Japan. It is possible that these arbitrarily determined prices may not be ideal for the marketplace in which are items are sold, particularly in countries where the price of our products must increase in order to continue making the same amount of profit, and in such instances it is possible that customers may opt to purchase the products of competitors instead of our own. These varying prices could result in a loss of business and adversely affect our financial forecast for the future operations of our Company.

Date: December 22, 2014

/s/ Andy Michael Ibrahim

Name: Andy Michael Ibrahim

Position: Chief Executive Officer